FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February     , 2003

Commission File Number    0-29382

  Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No     X   _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MINEFINDERS
CORPORATION LTD.

Suite 2288 • 1177 West Hastings St.

Vancouver, B.C. V6E 2K3

Tel. (604) 687-6263

Listed on the TSX symbol: MFL

Fax (604) 687-6267

Traded on AMEX symbol: MFN

website: www.minefinders.com

N E W S   R E L E A S E

 February 10, 2003

Minefinders Completes CDN$18,112,500 Financing

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report the completion of its previously announced bought deal financing at CDN$ 7.00 a share.  The offering was oversubscribed and realized gross proceeds of CDN$18,112,500.

The offering comprised a total of 2,587,500 shares of the Company, which included the exercise in full of underwriters’ standby and over-allotment options.  The offering was placed by an underwriting syndicate led by BMO Nesbitt Burns, in consideration of which a cash commission equal to 5.5% of the gross proceeds of the financing has been paid.

The net proceeds from the financing will fund the continued exploration and development of the Company’s Dolores gold and silver property, located in northern Chihuahua State, Mexico and the Company’s Northern Sonora properties, located in northern Sonora State, Mexico, and general working capital.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 687-6267.

The common shares issued under this offering have not and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state, and have not been offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements.  This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release relating to the use of proceeds and the operation of the Company after the completion of this transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Act of 1995.  These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements, including the uncertainties related to estimated costs of exploration activities on the Company’s Dolores Project, risks related to exploration programs on the Company’s Dolores Project, uncertainty that the Dolores Project can be commercially exploited, and other risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

Not for distribution to U.S. news wire services or dissemination in the United States.

BRITISH COLUMBIA

ALBERTA

SASKATCHEWAN

MANITOBA

ONTARIO

QUEBEC

BC FORM 53-901F
(Previously Form 27)

MATERIAL CHANGE REPORT

Section 85(1) of the Securities Act (British Columbia) and Section 151 of the Securities Rules (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1.

Reporting Issuer

Minefinders Corporation Ltd.
1820 - 701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

Item 2.

Date of Material Change

February 10, 2003 (being the date of the news release).

Item 3.

Press Release

The Press Release dated February 10, 2003 was forwarded to the Toronto Stock Exchange, the American Stock Exchange, and disseminated via CCN Mathews (Canadian Disclosure Network) and Canada Stockwatch.

A copy of the Press Release is attached as Schedule ”A”.

Item 4.

Summary of Material Change

Minefinders Corporation Ltd. announced the completion of its previously announced bought deal financing at CDN$ 7.00 a share.

Item 5,

Full Description of Material Change

For a full description of the material change, see Schedule ”A”.

Item 6.

Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Senior Officers

The following Senior Officer of the Company is available to answer questions regarding this report:

Mark Bailey
President and Director
Suite 2288 – 1177 West Hastings Street
Vancouver, B.C.  V6E 2K3
(604) 687-6263

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 10th day of February, 2003.

MINEFINDERS CORPORATION LTD.

Per:

/S/”Paul C. MacNeill”

Paul C. MacNeill

Director and Corporate Secretary

SCHEDULE "A"

MINEFINDERS
CORPORATION LTD.

Suite 2288 • 1177 West Hastings St.

Vancouver, B.C. V6E 2K3

Tel. (604) 687-6263

Listed on the TSX symbol: MFL

Fax (604) 687-6267

Traded on AMEX symbol: MFN

website: www.minefinders.com

N E W S   R E L E A S E

February 10, 2003

Minefinders Completes CDN$18,112,500 Financing

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report the completion of its previously announced bought deal financing at CDN$ 7.00 a share.  The offering was oversubscribed and realized gross proceeds of CDN$18,112,500.

The offering comprised a total of 2,587,500 shares of the Company, which included the exercise in full of underwriters’ standby and over-allotment options.  The offering was placed by an underwriting syndicate led by BMO Nesbitt Burns, in consideration of which a cash commission equal to 5.5% of the gross proceeds of the financing has been paid.

The net proceeds from the financing will fund the continued exploration and development of the Company’s Dolores gold and silver property, located in northern Chihuahua State, Mexico and the Company’s Northern Sonora properties, located in northern Sonora State, Mexico, and general working capital.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 687-6267.

The common shares issued under this offering have not and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state, and have not been offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements.  This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release relating to the use of proceeds and the operation of the Company after the completion of this transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Act of 1995.  These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements, including the uncertainties related to estimated costs of exploration activities on the Company’s Dolores Project, risks related to exploration programs on the Company’s Dolores Project, uncertainty that the Dolores Project can be commercially exploited, and other risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

Not for distribution to U.S. news wire services or dissemination in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd.

(Registrant)

Date

February 11, 2003

By:

/S/”Paul C. MacNeill”

(Print)  Name:

Paul C. MacNeill

Title:

Director